Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Considers Early Redemption of $300 Million Debentures Due 2015

Saskatoon, Saskatchewan, Canada, June 10, 2014     .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today it is considering the early redemption, in whole or in part, of its Canadian dollar denominated $300 million 4.70% Senior Unsecured Series C Debentures (Series C Debentures) due September 16, 2015 (CUSIP No. 13321LAF5). The Series C Debentures were issued in September 2005. The redemption price would be based on the Government of Canada yield, as defined in the September 16, 2005 supplemental trust indenture between Cameco and CIBC Mellon Trust Company pursuant to which the Series C Debentures were issued.

Cameco would finance the redemption either through funds available under its unsecured credit facility, or use cash on hand, or use the proceeds from a debt financing that may be undertaken, in whole or part, to refinance the Series C Debentures if market conditions are favourable. Unanticipated developments or circumstances beyond Cameco’s control could result in a decision not to redeem the Series C Debentures and there is no assurance that a redemption will be completed.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statements contained in this news release regarding Cameco’s consideration of an early redemption of the Series C Debentures and the source of the funds that may be used for the redemption are forward-looking information or forward-looking statements under Canadian and U.S. securities laws. They are subject to the risk that the redemption and any new financing to be undertaken will not be completed. We have assumed that if the redemption proceeds, it will be successfully completed in accordance with the redemption provisions of the Series C Debentures and any refinancing transaction that is undertaken will be successfully completed. We will not necessarily update this information unless we are required to by securities laws.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190